UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

11016124

Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 67540

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2010** (MM/DD/YY) AND ENDING **DECEMBER 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRIPOINT GLOBAL EQUITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET
NEW YORK, NY 10004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBB & Associates Ltd., LLP
(Name - *if individual, state last, first, middle name*)

10260 Westheimer, Suite 310	Houston,	TX	77042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Tripoint Global Equities, LLC.** as of **DECEMBER 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

TINA M. DESTRO
Notary Public, State of New York
No. 01DE6122823
Qualified in Erie County
My Commission Expires February 22, 2013

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L·B·B

America Counts on CPAs℠

LBB & ASSOCIATES LTD., LLP • • • CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2011

To the Board of Directors of Tripoint Global Equities, LLC
17 State Street, Suite 2000
New York, NY 10004

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Tripoint Global Equities, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting differences which relate to the fact that the client posted adjustments to the audited Form X-17A-5 subsequent to submission of Form SIPC-7. We note Page 2 Item Nos. 2a, 2b (7), 2d, and 2e of Form SIPC-7 should be $6,163,743, $913,533, $7,077,276, and $17,693, respectively. As a result, Page 1 Item Nos. 2.A. should be $17,693, and 2.D, 2.F, and 2.G should have each been $4,167, instead of the $5,081 computed and paid by the Company. Accordingly, the Company has overpaid its general assessment for the year ended December 31, 2010 by $914.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, principally the Company's trial balance, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, if applicable. This was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

LBB & Associates Ltd., LLP

LBB & Associates Ltd., LLP
February 21, 2011

Tripoint Global Equities, LLC
Securities Investor Protection Corporation Status
December 31, 2010

Document	Payment Date	Check #	Amount	Collection Agent
SIPC 6	8/4/2010	405	$13,526.00	SIPC
SIPC 7	2/1/2011	495	$5,081.00	SIPC

TRIPOINT GLOBAL EQUITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

TRIPOINT GLOBAL EQUITIES, LLC
Table of Contents

L·B·B

America Counts on CPAs℠

LBB & ASSOCIATES LTD., LLP • • • CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Tripoint Global Equities, LLC
Gaithersburg, MD

We have audited the accompanying statement of financial condition of Tripoint Global Equities, LLC (the "Company") as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tripoint Global Equities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LBB + Associates Ltd., LLP

LBB & Associates Ltd., LLP
February 21, 2011

10260 WESTHEIMER ROAD, SUITE 310 • HOUSTON, TEXAS 77042 • TEL: (713) 877-9944 • FAX: (713) 456-2408

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	268,249
Investments		1,680,433
Prepaid expenses		125,526
Total current assets		2,074,208
Fixed assets, net		4,861
Total Assets	$	2,079,069

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	39,615
Total current liabilities		39,615
Total liabilities		39,615
Member's Equity		2,039,454
Total liabilities and member's equity	$	2,079,069

The accompanying notes are an integral part of the financial statements

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Income
For the year ended December 31, 2010

Revenue:		
Commission income	$	4,901,212
Private placement fees		2,150,806
Consulting and other income		25,258
Mark to market adjustment		(913,533)
Total income		6,163,743
Expenses:		
Employee compensation and benefits		1,704,543
Consulting and professional fees		122,504
Occupancy and other expenses		1,622,202
Total expenses		3,449,249
Net income	$	2,714,494

The accompanying notes are an integral part of the financial statements

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2010

Member's equity at December 31, 2009	$	3,006,960
Distributions to members:		
Cash distributions		(3,682,000)
Net income		2,714,494
Member's equity at December 31, 2010	$	2,039,454

The accompanying notes are an integral part of the financial statements

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Cash Flows
For the year ended December 31, 2010

CASH FLOWS FROM FINANCING ACTIVITIES:		
Net income	$	2,714,494
Adjustments to reconcile net income to cash provided by operating activities:		
Non-cash items:		
Depreciation expense		4,522
Fair value of warrants received as income		(614,531)
Mark to market adjustments		913,533
Other changes in current assets and liabilities:		
Accounts payable and accrued expenses		16,294
Advances and prepaid expenses		(69,878)
Net cash provided by operating activities		2,964,434
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of investments		703,943
Purchase of fixed assets		-
Net cash flow provided by investment activities		703,943
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash distributions		(3,682,000)
Net cash used by financing activities		(3,682,000)
Net decrease in cash		(13,623)
Cash, beginning of year		281,872
Cash, end of year	$	268,249

The accompanying notes are an integral part of the financial statements

TRIPOINT GLOBAL EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note A – Organization

Tripoint Global Equities, LLC (the "Company"), a Maryland limited liability company organized in November 2006, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company conducts business by providing corporate finance consulting that may from time to time include consultation regarding mergers and/or acquisitions. The Company received its FINRA approval for membership on May 21, 2007. The Company's sole Member is TPF Holdings, LLC. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Note B – Summary of Significant Accounting Policies

Statement Presentation

The Statement of Financial Condition is presented in accordance with industry standards.

Revenue and Expense Recognition

Revenue associated with transaction commissions and private placement fees are recognized when the transaction closes and collection is reasonably assured, effectively when cash is received. Expenses are recognized as they are incurred.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days when issued to be cash equivalents. From time to time, the Company's bank deposits exceed the federally insured limits. No losses have been incurred by the Company relating to these deposits.

Securities

Investments in equity securities and securities warrants are stated at market value and transactions are recorded on the trade date. Changes in market value are recognized in the Company's results of operations as mark to market adjustments.

Fair Value Measurements

The Company's financial instruments consist of cash and cash equivalents, as well as securities and securities warrants. The carrying amount of these financial instruments approximate fair value either due to length of maturity or interest rates that approximate prevailing market rates, unless otherwise disclosed in these financial statements.

ASC Topic 820, *Fair Value Measurements and Disclosure* ("Topic 820"), defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The guidance within Topic 820 is applicable whenever another accounting

pronouncement requires or permits assets and liabilities to be measured at fair value. The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

- Level 1 — unadjusted quoted prices for identical assets or liabilities in active markets;

- Level 2 — quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

- Level 3 — unobservable inputs based upon the reporting entity's internally developed assumptions which market participants would use in pricing the asset or liability.

The Plan uses level 1 inputs to measure the fair value of its investments in active market securities.

The Plan uses level 2 inputs to measure the value of its securities warrants.

Fixed Assets

Fixed assets are carried at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to five years.

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements since a limited liability company is not responsible for payment of Federal, state or local income taxes. All revenues and expenses retain their character and pass through directly to the Company's sole member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has reviewed for subsequent events through February 21, 2011, the date these financial statements were available to be issued.

Recently Issued Pronouncements

The Company does not expect recently issued but not yet adopted accounting pronouncements will have a material impact on the Company's financial statements at the time of adoption.

TRIPOINT GLOBAL EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note C – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $228,633, which was $223,633 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1.

Note D – Related Party Transactions

The Company shares office space and personnel with its sole Member, for which it is charged monthly. For the period ended December 31, 2010, rental expenses amounted to $4,200.

Note E - Concentrations

During 2010, revenue from two customers was $3,964,741 and $2,242,419, respectively, and deemed individually significant for financial reporting purposes. Furthermore, the mark to market adjustment of $913,533 approximates 13% of the Company's revenue for the year, representing a significant exposure to the fluctuations in the market value of the underlying securities.

TRIPOINT GLOBAL EQUITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2010

Total Ownership Equity	$ 2,039,454
Less: non-allowable assets	(1,810,820)
Net capital before haircuts on securities positions	228,634
Haircuts on securities positions	-
Net capital (1)	$ 228,634
Total aggregate indebtedness	$ 39,615
Computation of basic net capital requirement	
Minimum capital required [under subparagraph (a)(2) or Rule 15c3-1]	$ 5,000
Excess of net capital over minimum requirement	$ 228,634
Ratio of aggregate indebtedness to net capital	0.17 to 1

(1) As of December 31, 2010, there are no material differences between the audited computation of net capital and the company's unaudited computation of net capital as per Part IIA of the company's December 31, 2010 quarterly Form X-17A-5 FOCUS report.

TRIPOINT GLOBAL EQUITIES, LLC
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Exemption Provisions

The Company does not receive or otherwise hold funds or securities for, owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemption allowed in Section (k)(2)(i).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Managers of
Tripoint Global Equities, LLC
400 Professional Drive, Suite 310
Gaithersburg, MD 20879

In planning and performing our audit of the financial statements and supplemental schedules of Tripoint Global Equities, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LBB & Associates Ltd., LLP

LBB & Associates Ltd., LLP
Houston, TX
February 21, 2011